UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)

Friedrich-Ebert-Allee 140 53113 Bonn Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

June 1, 2006

Ad hoc announcement of Deutsche Telekom AG according to § 15 WpHG

Federal Court of Justice dismisses appeals in release proceedings against the merger of T-Online into Deutsche Telekom

In release proceedings on the merger of T-Online International AG into Deutsche Telekom AG, the Federal Court of Justice today dismissed the appeals filed against the decision of the Appellate Court Frankfurt am Main as inadmissible. The ruling of the Appellate Court says that the lawsuits filed by some T-Online shareholders against the resolution of the shareholders’ meeting passed on April 29, 2005 approving the merger of T-Online into Deutsche Telekom do not stand in the way of the entry of the merger in the commercial registers of both companies. The merger will take effect once it has been entered in the commercial registers of both companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: June 1, 2006